 Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto announces strong third quarter production results

15 October 2013

Rio Tinto chief executive Sam Walsh said “We achieved strong production results in the third quarter, with copper volumes up as Oyu Tolgoi ramps up to full capacity and as Kennecott continues to recover ahead of expectations. Productivity improvements in our Australian operations led to record quarterly thermal coal production. In iron ore, we achieved record production and shipments in Western Australia following the official opening of our landmark Pilbara 290 port and rail expansion, four months ahead of its original schedule and $400 million under budget. We maintained good progress against our strategic priorities to improve the performance of our businesses, strengthen the balance sheet and deliver our approved growth projects. We are also making further important gains in productivity across our operations and continue to drive costs out of the business.”

Highlights

		Q3 2013	vs Q3 2012	vs Q2 2013	9 mths	vs 9 mths
					2013	2012
Global iron ore shipments	mt (100% basis)	68.0	+4%	+11%	186.6	+4%
Global iron ore production	mt (100% basis)	68.3	+2%	+3%	195.5	+4%
Mined copper	kt (RT share)	162.3	+23%	+11%	458.7	+19%
Aluminium	kt (RT share)	878	+3%	-3%	2,686	+5%
Hard coking coal	kt (RT share)	2,253	-6%	+18%	5,805	-5%
Semi-soft and thermal coal	kt (RT share)	7,070	+14%	-1%	20,287	+21%
Titanium dioxide feedstock	kt (RT share)	373	-7%	-19%	1,261	+10%

  Record quarter for iron ore production, shipments and rail volumes. First shipments through Cape Lambert wharf B were made in late August, four months ahead of the original timeframe. The safe and efficient ramp-up schedule is on track to reach a full run-rate production of 290 Mt/a by the end of the first half of 2014.

  Production at Oyu Tolgoi continued to ramp up and is now consistently producing at design capacity. Shipments of copper concentrate to China commenced on 9 July. Oyu Tolgoi’s customers are making good progress with Chinese customs officials to obtain the necessary approvals to allow collection of purchased concentrate from the bonded warehouse.

  2013 expectations for mined copper at Kennecott Utah Copper have been upgraded to 185,000 tonnes. The new heavy vehicle access road is expected to be operational in the next few weeks.

  First hot metal was produced at the AP60 plant in Quebec. Once fully commissioned, the 60,000 tonne per year plant will produce 40 per cent more aluminium per cell than the previous generation of AP technology.

  Production of semi-soft and thermal coal improved following the completion of recent brownfield mine expansions and substantial productivity gains through operational improvements from load and haul fleets.

  On track to exceed our $750 million exploration and evaluation spend reduction target for 2013, having achieved $729 million in lower exploration and evaluation spend during the nine months to September compared to the same period in 2012.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

IRON ORE

Rio Tinto share of production (million tonnes)

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths 2012

Pilbara Blend Lump	13.3	+7%	0%	38.5	+6%
Pilbara Blend Fines	19.2	+3%	+4%	56.0	+7%
Robe Valley Lump	1.7	+19%	+20%	4.3	+8%
Robe Valley Fines	3.1	-2%	+1%	8.8	+6%
Yandicoogina Fines (HIY)	13.8	-5%	+4%	39.2	-2%
IOC (pellets and concentrate)	2.4	-1%	0%	6.7	+12%

Pilbara operations
Third quarter production of 64.3 million tonnes (Rio Tinto share 51.0 million tonnes) set a new quarter record, driven by period on period productivity improvements and commissioning of the Hope Downs 4 mine. Production for the nine months to September was 184.1 million tonnes (Rio Tinto share 146.8 million tonnes), four per cent higher than the corresponding period in 2012.

Pilbara marketing
Third quarter sales of 64.3 million tonnes (100 per cent basis) set a new sales record and were five per cent higher than the same period in 2012. Year to date sales of 175.4 million tonnes (100 per cent basis) were three per cent higher than the corresponding period last year.

Approximately 30 per cent of sales in the third quarter of 2013 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on the current quarter average, current month average or on the spot market. Prices are adjusted for product characteristics and iron and moisture content.

Pilbara expansion
Expansion projects are on track, with the 290 Mt/a project being delivered ahead of the original schedule and $400 million under budget. First shipment occurred in late August, four months ahead of schedule, and ramp up to nameplate capacity will continue through to the end of the first half of 2014.

Expansion of the port, rail and power infrastructure to 360 Mt/a is currently underway. A number of options for mine capacity growth are under evaluation, including incremental tonnes from low-cost productivity improvements, expansion of existing mines and the potential development of new mines.

Iron Ore Company of Canada (IOC)
 Total saleable production for the nine months to September was 12 per cent higher than in the same period in 2012 due to continued improvement in the expanded mine and concentrator. Completion of the second phase of the Concentrate Expansion Project to bring total concentrate production capacity to 23.3 Mt/a is expected during the first half of 2014.

Year to date concentrate sales are 60 per cent higher than in the same period in 2012. This is as a result of the additional concentrate volumes from recent expansions and the decision to curtail pellet production to reduce costs.

2013 production guidance
2013 production guidance is unchanged at approximately 265 million tonnes (100 per cent basis) from global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths
					2012
Kennecott Utah Copper
Mined copper (000 tonnes)	59.1	+38%	+51%	146.5	+41%
Refined copper (000 tonnes)	46.3	+2%	+18%	135.9	+32%
Molybdenum (000 tonnes)	1.2	-51%	+40%	3.9	-53%
Mined gold (000 ozs)	55.6	+17%	+78%	133.3	-12%
Refined gold (000 ozs)	40.3	-13%	-9%	144.5	-28%
Escondida
Mined copper (000 tonnes)	81.5	+8%	-5%	252.7	+11%
Refined copper (000 tonnes)	22.0	+1%	-8%	68.4	-5%
Northparkes
Mined copper (000 tonnes)	11.4	+7%	+2%	33.2	+3%
Oyu Tolgoi
Mined copper (000 tonnes)	10.3	N/A	+133%	14.7	N/A
Mined gold (000 ozs)	20.9	N/A	+197%	28.0	N/A

Kennecott Utah Copper

Third quarter production of copper and gold contained in concentrates improved significantly on the same period in 2012, reflecting higher grades in ore treated. Production of molybdenum in concentrates was adversely affected by lower availability of high grade molybdenum ore.

Waste movement associated with the Cornerstone extension, which involves pushing back the south wall of Bingham Canyon to gain access to additional ore, continued during the quarter.

Copper cathode production for the nine months of 2013 was 32 per cent higher than the same period in 2012, which reflected lower copper cathode production as a result of a planned smelter shutdown in 2012.

The recovery of the open pit operations following the pit wall slide in April continues to progress better than originally planned, with completion of the new heavy vehicle access road now expected in the fourth quarter. This will be a major milestone in the recovery process as it will enable additional ore production alongside remediation and waste movement. Full year 2013 production of mined copper at Kennecott Utah Copper is now expected to be 185,000 tonnes.

Escondida

Mined copper production in the third quarter increased eight per cent on the same period in 2012. This increase was driven by higher ore grades and the absence of the 2012 multi-day maintenance shutdown of crushing and conveying equipment.

On 25 July, Rio Tinto approved a $1.03 billion investment (Rio Tinto share) for the construction of a new 2,500 litre per second seawater desalination facility to ensure continued water supply and sustain operations at Escondida.

Oyu Tolgoi / Turquoise Hill Resources

Shipments of copper concentrate to the bonded warehouse in China continued in the third quarter. Oyu Tolgoi’s customers are making good progress with Chinese customs officials to obtain necessary approvals to enable them to collect purchased concentrate from the bonded Chinese warehouse. Revenue will be recognised when customers withdraw concentrate from the warehouse. Oyu Tolgoi expects sales to be aligned with production rates by the end of the year.

The concentrator is now consistently operating at or near nameplate capacity, processing approximately 100,000 tonnes of ore per day. Production for the third quarter was 30,602 tonnes of copper and 62,404 ounces of gold in concentrates (100 per cent basis).

Grasberg
Based on the latest available Freeport estimates, 2013 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto’s share of joint venture production is unchanged and is expected to be zero for the year.

Northparkes
On 29 July 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 80 per cent interest in Northparkes. The Northparkes joint venture parties have since waived their pre-emptive rights under the joint venture agreement and consented to the assignment of Rio Tinto’s interest to China Molybdenum Co., Ltd. The transaction remains subject to customary regulatory approvals and is expected to close by the end of 2013. Third quarter production was seven per cent higher than the corresponding period in 2012 as a result of higher throughput.

2013 production guidance
In 2013, Rio Tinto’s share of mined and refined copper production is expected to be approximately 590,000 tonnes and 270,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths 2012

Rio Tinto Alcan
Bauxite	11,250	+9%	+3%	31,772	+11%
Alumina	2,293	-13%	+2%	6,725	-5%
Aluminium	878	+9%	+1%	2,600	+9%

On 8 August 2013, Rio Tinto announced that the Pacific Aluminium division would be re-integrated into Rio Tinto Alcan. Accordingly, Rio Tinto Alcan production numbers now also include production from Pacific Aluminium. Comparative data has been restated to be presented on a consistent basis.

Bauxite
Third quarter bauxite production set a new quarterly record and was nine per cent higher than the third quarter of 2012. Year to date production is also up 11 per cent against the same period in 2012. Record bauxite production at Weipa has increased supply to the expanded Yarwun refinery and taken advantage of increased third party demand.

Alumina

Third quarter alumina production was 13 per cent lower than the same period in 2012 due to the shutdown of one of three digestion stages at Gove following a failure of the heat exchangers which occurred in February this year. These are being refurbished and the first units were brought back on line during September. Production for the nine months to September was five per cent lower than the corresponding period in 2012 as both the Queensland refineries recover from the impacts of ex-tropical cyclone Oswald experienced in the first quarter of 2013.

Aluminium

Third quarter aluminium production was nine per cent higher than the same period in 2012. Production in the third quarter of 2012 was impacted by the lockout at Alma which was resolved in July 2012. Production for the year to date was also higher than the corresponding period in 2012 for the same reason.

On 13 July, Rio Tinto Alcan announced it had received a binding offer for its St Jean-de-Maurienne aluminium smelter (2012 production of 93,000 tonnes of aluminium) and Castelsarrasin casting facility in France from the German aluminium producer, TRIMET. The offer is conditional upon the appropriate regulatory approvals and completion of an energy and partnership arrangement with EDF (Électricité de France) followed by a partnership agreement with the BPI (Banque Publique d'Investissement).

On 7 August, Rio Tinto Alcan announced the curtailment of 100,000 tonnes of production at its Shawinigan smelter in Quebec; 50,000 tonnes to be curtailed upon announcement and a further 50,000 to be progressively curtailed by the end of November 2013.

2013 production guidance

In 2013, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 43 million tonnes, 9.3 million tonnes and 3.5 million tonnes, respectively.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths 2012

Rio Tinto Coal Australia
Hard coking coal	2,091	-10%	+19%	5,389	-11%
Semi-soft coking coal	750	+5%	-35%	2,936	+26%
Thermal coal	6,198	+15%	+6%	16,988	+19%
Rio Tinto Coal Mozambique

Hard coking coal	162	+85%	+14%	416	+376%
Thermal coal	122	+9%	-7%	363	+222%

Hard coking coal production in Australia was ten per cent lower than the third quarter of 2012. Work continues to recover coal following a geotechnical low wall failure experienced at Hail Creek in July 2013. At Kestrel, operations are transitioning following the start of production from the Kestrel Mine Extension project, extending the life of mine by 20 years.

Semi-soft coking coal production was five per cent higher than during the third quarter of 2012, as operations in the Hunter Valley delivered significant productivity improvements from load and haul fleets.

Australian thermal coal production in the third quarter increased by 15 per cent compared with the same period in 2012. This was driven by the strong ramp-up to deliver name plate production rates of 12.2 Mt/a at Clermont. Year to date, Clermont has achieved a 64 per cent increase in production compared to the same period last year. Production at sites in the Hunter Valley increased by 23 per cent in the nine months to September following the completion of brownfield expansions and by driving substantial productivity gains through operational improvements.

On 3 October, the Rio Tinto Coal Australia managed Blair Athol Coal Joint Venture signed a conditional Sale and Purchase Agreement to transfer its interests in the Blair Athol mine to New Emerald Coal Ltd (NEC), a subsidiary of Linc Energy Ltd. The transaction is expected to complete within six months. Rio Tinto ceased mining at Blair Athol in November 2012.

Third quarter production in Mozambique increased over the second quarter of 2013 due to yield improvement initiatives which resulted in higher hard coking coal production.

Uranium

Rio Tinto share of production (000 lbs)

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths 2012

Energy Resources of Australia	869	-56%	-38%	3,610	-6%
Rössing	948	-16%	-3%	2,907	-5%

Energy Resources Australia (ERA) completed mining activities in the open pit in late 2012. The majority of the remaining higher grade ore obtained from the open pit last year was processed during the first half of 2013. ERA has since been processing lower grade stockpiled ore.

Third quarter production at Rössing was 16 per cent lower than same period in 2012 as a result of a decrease in mill throughput.

2013 production guidance

In 2013, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8 million tonnes, 4 million tonnes and 22 million tonnes, respectively. Rio Tinto’s share of uranium production in 2013 is expected to be 9 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q3 2013	vs Q3 2012	vs Q2 2013	9 mths 2013	vs 9 mths 2012

Diamonds (000 carats)
Argyle	3,085	+26%	-1%	8,205	+27%
Diavik	1,003	-13%	+7%	3,106	-3%
Murowa	70	-24%	+2%	217	+1%
Minerals (000 tonnes)

Borates – B2O3 content	127	+16%	-7%	374	+6%
Titanium dioxide feedstock	373	-7%	-19%	1,261	+10%

Salt (000 tonnes)	1,586	-14%	-5%	4,842	-6%

At Argyle, carats recovered were 26 per cent higher than the third quarter of 2012 reflecting increased tonnes processed in the period and higher grades following commissioning of the underground operation earlier in the year.

Carats recovered at Diavik were 13 per cent lower than the third quarter of 2012 as a result of lower grades of ore mined during the quarter. Diamonds recovered in the third quarter are seven per cent higher than in the previous quarter of 2013 due to the ramp up of underground mining and higher grades recovered.

Titanium dioxide feedstock production was seven per cent lower than the third quarter of 2012 due to the planned furnace rebuild at Rio Tinto Fer et Titane (RTFT), which was brought forward in response to challenging market conditions for high grade titanium dioxide feedstock. This was partially offset by the doubling of the Group’s interest in Richards Bay Minerals. The RTFT upgraded slag (UGS) production facility is expected to be restarted in the fourth quarter dependent upon market conditions.

Borates production in the third quarter increased 16 per cent over the same period last year in response to increased sales during the quarter and in preparation for the launch of the new modified direct dissolving of kernite process plant in 2014 and a planned renovation of the AB furnace.

Salt production declined 14 per cent compared with the same period in 2012 due to the on-going impact of the wet weather associated with unseasonal rainfall in June 2013.

Constructive discussions to develop the formal investment framework for Simandou continue with the Government of Guinea and Simfer partners.

2013 production guidance

In 2013, Rio Tinto’s share of production is expected to be 15.7 million carats of diamonds, 0.5 million tonnes of borates or boric oxide equivalent and 1.7 million tonnes of titanium dioxide feedstocks.

CORPORATE

The previously announced divestments of the Eagle nickel project and Palabora Mining Company completed on 17 and 31 July 2013, respectively.

On 8 August, Rio Tinto entered into an agreement to provide a bridge facility for up to US$600 million to its majority owned subsidiary Turquoise Hill Resources. The facility matures on 31 December 2013 and is intended to fund the continued ramp up of phase one of the Oyu Tolgoi mine development. In addition, in the event that Turquoise Hill is required to raise equity to repay this new bridge facility and the existing US$1.8 billion interim funding facility provided by Rio Tinto, which also matures on 31 December, 2013, Rio Tinto has also agreed, subject to certain conditions being satisfied, to provide a firm stand-by commitment for a fully underwritten rights offering by Turquoise Hill.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first three quarters of 2013 was $774 million compared with $1,503 million in the same period in 2012. Of this 2013 expenditure, approximately 40 per cent was incurred by the Copper group, seven per cent by Iron Ore, 19 per cent by Energy, 13 per cent by Diamonds & Minerals (which now includes the Simandou project), one per cent by Rio Tinto Alcan and the balance was incurred by Central Exploration.

During the first nine months of 2013, the Group realised $12 million (pre-tax) from the divestment of central exploration properties, compared with $11 million in the same period in 2012. This included the divestment of Murindo (Colombia) site.

Exploration highlights

In the Pilbara, data processing and interpretation of the airborne geophysical surveys continued. Drilling continued on the planned 2013 targets.

In the Bowen Basin (Queensland, Australia), a 2D seismic survey was completed at Winchester South and Hillalong. Drilling continued at Winchester South and commenced at Hillalong.

In Montana (USA) drilling continued at the Copper Cliff porphyry copper project following up targets from identified from geophysical modelling.

In Chile, drilling commenced at the Olimpo project, and geophysical surveys commenced at the Queen Elizabeth target (an alliance project with Codelco).

In Russia, RTX and its partner, ICT, won a tender for the Kirganik copper exploration project located in the southern Kamchatka peninsula.

In Uzbekistan, geological mapping and ground geophysics targeting copper mineralisation commenced at the Gava prospect.

In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, signed a cooperation agreement in the Xinjiang Province for copper exploration on the Kalaxianger No. 1 Project.

At Tamarack (USA) summer drilling commenced and was aimed to follow-up significant zones of nickel mineralisation intersected across the project area.

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, processing and interpretation of the 2012 3D seismic survey continued.

At Rössing (Namibia) resource estimation was completed incorporating the third phase of drilling at the Z20 uranium project.

In Brazil in the Amargosa Orbit, field mapping and auger drilling continued across several targets.

At the Suriapet diamond project in India, gravel sampling continued, but was hampered by monsoonal rains.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US.	Copper: Australia, Chile,
	Resolution, US.		Kazakhstan, Uzbekistan,
	Copper: La Granja, Peru		Peru, Russia, US,
	Copper/gold: Oyu Tolgoi,		Zambia, Mongolia
Mongolia
Diamonds &	Diamonds: Bunder, India		Diamonds: Canada,
Minerals	Lithium borates: Jadar,		Democratic Republic of
	Serbia		Congo, India
	Heavy Mineral Sands:		Potash: Canada
	Mutamba		Heavy Mineral Sands:
Gabon
Energy	Coal: Rio Tinto Coal	Coal: Bowen Basin,	Uranium: Canada,
	Mozambique	Australia	Namibia, Australia, US.
	Uranium: Ranger 3 Deeps,	Uranium: Canada
Rough Rider
Iron Ore	Simandou, Guinea	Pilbara, Australia.	Canada, Botswana,
	Pilbara, Australia		South Africa, India.

Mine-lease exploration continued at a number of Rio Tinto businesses including, Pilbara Iron, Hail Creek, Resolution, La Granja, Rössing, Rough Rider and Sweetwater.

This report represents the Interim Management Statement for the purposes of the UK Listing

Authority’s Disclosure and Transparency Rules.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas		Investor Relations, EMEA
Illtud Harri		Mark Shannon
Office: +44 (0) 20 7781 1152		Office: +44 (0) 20 7781 1178
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Mobile: +44 (0) 7787 597 493		Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia		Grant Donald
David Luff		Office: +44 (0) 20 7781 1262
Office: +61 (0) 3 9283 3620		Mobile: +44 (0) 7920 587 805
Mobile: +61 (0) 419 850 205
Investor Relations, Australia / Asia
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Galina Rogova
Office: +852 (2839) 9208
Website:	www.riotinto.com	Mobile: +852 (6978) 3011
Email:	media.enquiries@riotinto.com
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Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

High resolution photographs and media pack available at:  www.riotinto.com/media

Rio Tinto production summary

Rio Tinto share of production

		Quarter
					9 Months		% Change

		2012 Q3	2013 Q2	2013 Q3
					2012 9 MTHS	2013 9 MTHS	Q3 13 vs Q3 12	Q3 13 vs Q2 13	9 MTHS 13 vs 9 MTHS 12
Principal Commodities

Alumina	('000 t)	2,622					-13%	2%	-5%
			2,246	2,293	7,093	6,725
Aluminium	('000 t)	855					3%	-3%	5%
			901	878	2,550	2,686
Bauxite	('000 t)	10,350					9%	3%	11%
			10,960	11,250	28,633	31,772
Borates	('000 t)	109					16%	-7%	6%
			137	127	354	374
Coal - hard coking	('000 t)	2,407					-6%	18%	-5%
			1,902	2,253	6,112	5,805
Coal - semi-soft coking	('000 t)	714					5%	-35%	26%
			1,147	750	2,323	2,936
Coal - thermal	('000 t)	5,514					15%	6%	20%
			5,978	6,321	14,426	17,350
Copper - mined	('000 t)	132.0					23%	11%	19%
			146.2	162.3	384.9	458.7
Copper - refined	('000 t)	69.7					-2%	-3%	13%
			70.4	68.3	193.1	219.1
Diamonds	('000 cts)	3,706					12%	1%	17%
			4,135	4,158	9,873	11,529
Iron ore	('000 t)	52,628					1%	3%	4%
			51,829	53,377	146,902	153,456
Titanium dioxide feedstock	('000 t)	401					-7%	-19%	10%
			461	373	1,145	1,261
Uranium	('000 lbs)	3,112					-42%	-23%	-6%
			2,366	1,817	6,907	6,517
Other Metals & Minerals

Gold - mined	('000 oz)	68					42%	60%	2%
			61	97	222	227
Gold - refined	('000 oz)	46					-13%	-9%	-28%
			44	40	201	145
Molybdenum	('000 t)	2.5					-51%	40%	-53%
			0.9	1.2	8.3	3.9
Salt	('000 t)	1,836					-14%	-5%	-6%
			1,670	1,586	5,155	4,842
Silver - mined	('000 oz)	847					59%	42%	26%
			946	1,345	2,659	3,353
Silver - refined	('000 oz)	357					11%	-14%	-7%
			457	395	1,640	1,525

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

ALUMINA

Production ('000 tonnes)
Rio Tinto Alcan

Gove (a)	100%	723	683	599
					470	528	2,059	1,597
Jonquière (Vaudreuil)	100%	344	363	362
					346	353	1,034	1,061

Queensland Alumina	80%	712	714	593	697	695	2,240	1,985

São Luis (Alumar)	10%	86	82	83	84	85	259	252
Yarwun	100%	730	750	523
					620	608	1,425	1,751
Jonquière (Vaudreuil) specialty alumina plant	100%	26	25	25
					30	25	76	80

Rio Tinto total alumina production		2,622	2,617	2,186	2,246	2,293	7,093	6,725

ALUMINIUM
Production ('000 tonnes)

Rio Tinto Alcan

Australia - Bell Bay (a)	100%	47	47	46
					47	47	138	140

Australia - Boyne Island (a)	59%	86	85	83	83	84	253	251
Australia - Tomago (a)	52%	71	71	68
					69	71	211	209
Cameroon - Alucam (Edéa)	47%	8	7	5
					8	11	17	24
Canada - six wholly owned	100%	272	318	329
					338	335	785	1,002
Canada - Alouette (Sept-Îles)	40%	58	59	59
					58	57	178	174

Canada - Bécancour	25%	28	27	27	27	28	81	82
France - two wholly owned	100%	85	87	85
					83	90	262	259
Iceland - ISAL (Reykjavik)	100%	47	48	49
					50	49	142	148
New Zealand - Tiwai Point (a)	79%	63	64	65
					62	64	194	191

Norway - SØRAL (Husnes)	50%	12	12	11	11	11	34	33

Oman - Sohar	20%	18	18	18	18	18	54	54
UK - Lochaber	100%	11	11	12
					11	11	33	34

Rio Tinto Alcan total		804	854	856	866	878	2,382	2,600
Other Aluminium - two smelters (b)		51	52	52
					35	-	168	87

Rio Tinto total aluminium production		855	906	907	901	878	2,550	2,686

BAUXITE

Production ('000 tonnes) (c)

Rio Tinto Alcan

Gove (a)	100%	2,086	2,068	1,918
					1,857	1,983	5,876	5,758

Porto Trombetas	12%	492	481	384	473	506	1,380	1,362
Sangaredi	(d)	1,592	1,663	1,477
					1,831	1,790	4,637	5,099
Weipa	100%	6,179	6,518	5,783
					6,800	6,971	16,739	19,554

Rio Tinto total bauxite production		10,350	10,731	9,562	10,960	11,250	28,633	31,772

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013
BORATES

Production ('000 tonnes B2O3 content)

Rio Tinto Minerals - borates	100%	109	100	111
					137	127	354	374

COAL - hard coking

Rio Tinto Coal Australia ('000 tonnes)

Hail Creek Coal	82%	1,679	1,588	1,217
					1,373	1,483	4,294	4,072
Kestrel Coal	80%	641	244	321
					387	608	1,731	1,316

Total Rio Tinto Coal Australia hard coking coal		2,320	1,832	1,539	1,759	2,091	6,025	5,389
Rio Tinto Coal Mozambique

Benga (e)	65%	87	100	111
					143	162	87	416

Rio Tinto total hard coking coal production		2,407	1,932	1,650	1,902	2,253	6,112	5,805

COAL - semi-soft coking

Rio Tinto Coal Australia ('000 tonnes)

Hunter Valley	80%	255	461	651
					463	466	1,234	1,580
Mount Thorley	64%	230	344	271
					364	241	670	876
Warkworth	44%	230	158	117
					320	43	419	480

Rio Tinto total semi-soft coking coal production		714	963	1,039	1,147	750	2,323	2,936

COAL - thermal

Rio Tinto Coal Australia ('000 tonnes)

Bengalla	32%	529	662	565
					721	710	1,587	1,997
Blair Athol Coal (f)	71%	606	497	-
					-	-	1,346	-
Clermont	50%	1,148	1,416	1,130
					1,524	1,753	2,687	4,407
Hail Creek Coal (g)	82%	-	-	-
					-	21	-	21
Hunter Valley	80%	1,981	2,395	1,893
					2,553	2,330	5,474	6,775
Kestrel Coal	80%	79	67	169
					89	53	214	310

Mount Thorley	64%	406	420	483	413	263	1,178	1,158

Warkworth	44%	653	607	704	547	1,069	1,828	2,319

Total Rio Tinto Coal Australia thermal coal		5,402	6,063	4,943	5,846	6,198	14,314	16,988
Rio Tinto Coal Mozambique

Benga (e)	65%	112	160	109
					132	122	112	363

Rio Tinto total thermal coal production		5,514	6,222	5,052	5,978	6,321	14,426	17,350

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013
COPPER

Mine production ('000 tonnes) (c)

Bingham Canyon	100%	42.9	59.3	48.2
					39.2	59.1	103.9	146.5
Escondida	30%	75.2	86.8	85.6
					85.6	81.5	227.4	252.7
Grasberg - Joint Venture (h)	40%	0.0	0.0	0.0
					0.0	0.0	0.0	0.0
Northparkes (i)	80%	10.7	10.8	10.6
					11.2	11.4	32.3	33.2
Oyu Tolgoi (j)	34%	-	-	-
					4.4	10.3	-	14.7
Palabora (k)	0%	3.2	7.0	5.8
					5.8	-	21.3	11.6

Rio Tinto total mine production		132.0	163.9	150.2	146.2	162.3	384.9	458.7
Refined production ('000 tonnes)

Escondida	30%	21.7	21.3	22.6
					23.8	22.0	71.8	68.4
Kennecott Utah Copper	100%	45.3	59.9	50.4
					39.2	46.3	102.8	135.9
Palabora (k)	0%	2.7	5.1	7.5
					7.4	-	18.5	14.9

Rio Tinto total refined production		69.7	86.2	80.5	70.4	68.3	193.1	219.1

DIAMONDS

Production ('000 carats)

Argyle	100%	2,454	2,010	1,990
					3,130	3,085	6,461	8,205
Diavik	60%	1,160	1,141	1,167
					936	1,003	3,197	3,106
Murowa	78%	92	98	79
					69	70	215	217

Rio Tinto total diamond production		3,706	3,248	3,236	4,135	4,158	9,873	11,529

GOLD

Mine production ('000 ounces) (c)

Barneys Canyon	100%	0.0	0.8	0.0
					0.4	0.0	0.4	0.4
Bingham Canyon	100%	48	48	46
					31	56	152	133
Escondida	30%	6	7	7
					7	7	22	21
Grasberg - Joint Venture (h)	40%	0	0	0
					0	0	0	0

Northparkes (i)	80%	14	14	14	14	14	43	41

Oyu Tolgoi (j)	34%	-	-	-	7	21	-	28
Palabora (k)	0%	0.6	2.2	1.6
					1.5	-	4.1	3.1

Rio Tinto total mine production		68	73	69	61	97	222	227
Refined production ('000 ounces)

Kennecott Utah Copper	100%	46	78	60
					44	40	201	145

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

IRON ORE

Production ('000 tonnes) (c)
Hamersley - six wholly owned mines	100%	33,832	33,022	30,774
					32,946	33,707	93,608	97,427
Hamersley - Channar	60%	1,334	1,833	1,743
					1,742	1,528	4,735	5,013
Hamersley - Eastern Range	(l)	2,297	2,424	2,508
					2,460	2,571	6,878	7,539

Hope Downs	50%	4,024	3,683	3,869	3,965	4,504	11,713	12,338

Iron Ore Company of Canada	59%	2,370	2,298	2,009	2,341	2,353	5,970	6,703
Robe River	53%	8,771	8,707	7,347
					8,375	8,714	23,998	24,436

Rio Tinto total iron ore production		52,628	51,967	48,250	51,829	53,377	146,902	153,456
Breakdown:

Pilbara Blend Lump		12,459	12,580	11,997	13,217	13,269	36,347	38,483

Pilbara Blend Fines		18,763	17,717	18,181	18,572	19,237	52,144	55,990
Robe Valley Lump		1,390	1,620	1,252
					1,387	1,658	3,969	4,297
Robe Valley Fines		3,122	3,280	2,661
					3,039	3,066	8,252	8,766
Yandicoogina Fines (HIY)		14,524	14,472	12,150
					13,272	13,795	40,220	39,217

IOC Concentrate		922	844	797	1,086	1,048	1,734	2,931
IOC Pellets		1,448	1,453	1,212
					1,255	1,305	4,236	3,772

MOLYBDENUM

Mine production ('000 tonnes) (c)

Bingham Canyon	100%	2.5	1.1	1.8	0.9	1.2	8.3	3.9

SALT
Production ('000 tonnes)

Dampier Salt	68%	1,836	1,678	1,585
					1,670	1,586	5,155	4,842

SILVER

Mine production ('000 ounces) (c)

Bingham Canyon	100%	502	624	663
					431	852	1,462	1,947
Escondida	30%	221	251	261
					306	305	800	872
Grasberg - Joint Venture (h)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (j)	34%	-	-	-
					28	66	-	94
Others	-	124	123	136
					181	122	397	439

Rio Tinto total mine production		847	998	1,061	946	1,345	2,659	3,353
Refined production ('000 ounces)

Kennecott Utah Copper	100%	357	810	672	457	395	1,640	1,525

TITANIUM DIOXIDE FEEDSTOCK

Production ('000 tonnes)

Rio Tinto Iron & Titanium (m)	100%	401	450	427
					461	373	1,145	1,261

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

URANIUM

Production ('000 lbs U3O8)
Energy Resources of Australia	68%	1,980	1,840	1,351
					1,391	869	3,840	3,610
Rössing	69%	1,132	1,013	983
					976	948	3,068	2,907

Rio Tinto total uranium production		3,112	2,853	2,334	2,366	1,817	6,907	6,517

Production data notes:

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine and alumina refinery, Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto sold its 100% interest in the Sebree aluminium smelter with an effective date of 1 June 2013. Production is shown up to that date. The wholly owned Lynemouth smelter was closed in March 2012.

(c) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(d) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(e) Benga moved to commercial production during the third quarter of 2012.

(f) Blair Athol closed in the last quarter of 2012. Rio Tinto agreed the sale of its 71.2% interest in Blair Athol in October 2013.

(g) Hail Creek started a trial of thermal coal production, reprocessed from coking coal reject, in the third quarter of 2013.

(h) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2013 production from Grasberg did not exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the quarter. Accordingly, Rio Tinto's share of joint venture production was zero for 3Q 2013.

(i) In July 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 80% interest in Northparkes.

(j) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

(k) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

(l) Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(m) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals (RBM). Rio Tinto's share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage shown above is at 30 September 2013.

Rio Tinto's interests in the Beyrède, Gardanne, La Bâthie and Teutschenthal specialty alumina plants and Borax Argentina were sold in 2012. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

ALUMINIUM

Rio Tinto Alcan - Bauxite

Bauxite production ('000 tonnes)
Australia

Gove mine - Northern Territory (a)	100.0%	2,086	2,068	1,918
					1,857	1,983	5,876	5,758
Weipa mine - Queensland	100.0%	6,179	6,518	5,783
					6,800	6,971	16,739	19,554
Brazil

Porto Trombetas (MRN) mine	12.0%	4,104	4,010	3,198
					3,941	4,214	11,503	11,353
Guinea

Sangaredi mine (b)	23.0%	3,537	3,696	3,282
					4,070	3,978	10,305	11,330
Rio Tinto Alcan share of bauxite shipments

Share of bauxite shipments ('000 tonnes)		10,637	10,244	9,381
					11,148	11,166	28,994	31,695

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)

Australia

Gove refinery - Northern Territory (a)	100.0%	723	683	599
					470	528	2,059	1,597
Queensland Alumina Refinery - Queensland	80.0%	891	893	741
					872	868	2,800	2,481
Yarwun refinery - Queensland	100.0%	730	750	523
					620	608	1,425	1,751
Brazil

São Luis (Alumar) refinery	10.0%	860	820	833
					836	848	2,589	2,517
Canada

Jonquière (Vaudreuil) refinery - Quebec (b)	100.0%	344	363	362
					346	353	1,034	1,061

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove alumina refinery, would be reintegrated in Rio Tinto Alcan.

(b) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013
ALUMINIUM (continued)

Rio Tinto Alcan - Specialty Alumina

Specialty alumina production ('000 tonnes)
Canada

Jonquière (Vaudreuil) refinery - Quebec	100.0%	26	25	25
					30	25	76	80
Rio Tinto Alcan - Primary Aluminium

Primary aluminium production ('000 tonnes)

Australia

Bell Bay smelter - Tasmania (a)	100.0%	47	47	46
					47	47	138	140
Boyne Island smelter - Queensland (a)	59.4%	144	143	139
					140	142	426	422
Tomago smelter - New South Wales (a)	51.6%	137	137	133	134		409	405
						139
Cameroon

Alucam (Edéa) smelter	46.7%	16	16	11
					16	24	36	51
Canada

Alma smelter - Quebec	100.0%	44	90	106
					110	111	118	327
Alouette (Sept-Îles) smelter - Quebec	40.0%	146	149	146
					146	143	444	435
Arvida smelter - Quebec	100.0%	44	44	43
					44	45	132	132
Bécancour smelter - Quebec	25.1%	110	106	107
					108	110	323	326
Grande-Baie smelter - Quebec	100.0%	56	56	55	56		167	167
						56
Kitimat smelter - British Columbia	100.0%	46	46	45	44		136	131
						42
Laterrière smelter - Quebec	100.0%	58	58	56
					60	62	175	177
Shawinigan smelter - Quebec	100.0%	24	23	23
					24	20	58	67
France

Dunkerque smelter	100.0%	64	65	64
					60	66	191	190
Saint-Jean-de-Maurienne smelter	100.0%	21	22	22
					23	24	71	69
Iceland

ISAL (Reykjavik) smelter	100.0%	47	48	49
					50	49	142	148
New Zealand

Tiwai Point smelter (a)	79.4%	79	80	82	78		244	241
						81
Norway

SØRAL (Husnes) smelter	50.0%	23	23	22
					22	22	69	66
Oman

Sohar smelter	20.0%	88	90	89
					91	89	270	269
United Kingdom

Lochaber smelter	100.0%	11	11	12
					11	11	33	34
Rio Tinto Alcan share of metal sales

Share of primary aluminium sales ('000 tonnes)		890	969	920	989		2,674	2,933
						1,024

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

ALUMINIUM (continued)

Other Aluminium - Specialty Alumina

Specialty alumina production ('000 tonnes)
France

Beyrède plant (a)	0.0%	3	-	-				-
					-	-	16

Gardanne plant (a)	0.0%	45	-	-	-	-	284	-
La Bâthie plant (a)	0.0%	3	-	-				-
					-	-	15
Germany

Teutschenthal plant (a)	0.0%	3	-	-				-
					-	-	16
Other Aluminium - Primary Aluminium

Primary aluminium production ('000 tonnes)
United Kingdom

Lynemouth smelter (b)	100.0%	-	-	-				-
					-	-	15
USA

Sebree smelter - Kentucky (c)	0.0%	51	52	52	35	-	153	87

(a) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(b) Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

(c) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

BORATES

Rio Tinto Minerals - borates	100.0%
US and Argentina

Borates ('000 tonnes) (a) (b)		111	100	111	137	127	363	374

(a) Production is expressed as B2O3 content.

(b) Rio Tinto sold its interest in Borax Argentina with an effective date of 21 August 2012. Production is included up to that date.

COAL

Rio Tinto Coal Australia

Bengalla mine	32.0%
New South Wales

Thermal coal ('000 tonnes)		1,652	2,068	1,765
					2,254	2,220	4,959	6,239
Blair Athol Coal mine (a)	71.2%

Queensland

Thermal coal ('000 tonnes)		851	697	-
					-	-	1,890	-
Clermont Coal mine	50.1%

Queensland

Thermal coal ('000 tonnes)		2,292	2,826	2,256
					3,041	3,499	5,363	8,797
Hail Creek Coal mine	82.0%

Queensland

Hard coking coal ('000 tonnes)		2,048	1,937	1,485
					1,674	1,808	5,236	4,966
Thermal coal ('000 tonnes) (b)		-	-	-
					-	25	-	25
Hunter Valley Operations	80.0%

New South Wales

Semi-soft coking coal ('000 tonnes)		318	576	814
					579	582	1,543	1,975
Thermal coal ('000 tonnes)		2,476	2,993	2,366
					3,191	2,912	6,843	8,469
Kestrel Coal mine	80.0%

Queensland

Hard coking coal ('000 tonnes)		801	304	402
					483	760	2,163	1,646
Thermal coal ('000 tonnes)		99	83	211
					111	66	267	388
Mount Thorley Operations	64.0%

New South Wales

Semi-soft coking coal ('000 tonnes)		358	537	424
					569	377	1,047	1,369
Thermal coal ('000 tonnes)		635	657	754
					645	411	1,840	1,810

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

COAL (continued)

Warkworth mine	44.5%

New South Wales

Semi-soft coking coal ('000 tonnes)		518	355	263	719	96	942	1,079

Thermal coal ('000 tonnes)		1,469	1,365	1,583	1,229	2,403	4,112	5,216

Total hard coking coal production ('000 tonnes)		2,849	2,242	1,886	2,157	2,568	7,400	6,612

Total semi-soft coking coal production ('000 tonnes)		1,194	1,468	1,501	1,867	1,055	3,532	4,423

Total thermal coal production ('000 tonnes)		9,473	10,689	8,936	10,472	11,537	25,274	30,945

Total coal production ('000 tonnes)		13,516	14,399	12,323	14,496	15,161	36,205	41,980

Total coal sales ('000 tonnes)		13,296	14,757	12,259	14,056	14,481	35,293	40,797

Rio Tinto Coal Australia share (c)

Share of hard coking coal sales ('000 tonnes)		2,436	1,841	1,535	1,776	1,846	6,368	5,157
Share of semi-soft coal sales ('000 tonnes) (d)		769	882	1,115
					981	806	2,312	2,902
Share of thermal coal sales ('000 tonnes) (d)		5,193	6,236	4,931
					5,682	5,952	13,518	16,565

(a) Blair Athol closed in the last quarter of 2012. Rio Tinto agreed the sale of its 71.2% interest in Blair Athol in October 2013.

(b) Hail Creek started a trial of thermal coal production, reprocessed from coking coal reject, in the third quarter of 2013.

(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.

(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%

Hard coking coal production ('000 tonnes)		134	154	171
					219	249	134	640
Thermal coal production ('000 tonnes)		173	246	168
					202	188	173	558

(a) Benga moved to commercial production during the third quarter of 2012.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013
COPPER & GOLD

Escondida	30.0%

Chile

Sulphide ore to concentrator ('000 tonnes)		16,850	18,796	18,964				56,535
					19,295	18,276	51,940
Average copper grade (%)		1.34	1.39	1.44				1.41
					1.42	1.37	1.29
Mill production (metals in concentrates):

Contained copper ('000 tonnes)		185.2	216.6	229.3				671.8
					231.9	210.6	550.0
Contained gold ('000 ounces)		21	24	24				70
					24	22	73
Contained silver ('000 ounces)		738	836	870				2,908
					1,021	1,017	2,665
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		65.4	72.7	55.9				170.4
					53.5	60.9	208.1
Refined production from leach plants:

Copper cathode production ('000 tonnes)		72.3	70.9	75.3				227.8
					79.3	73.2	239.4

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)

Papua, Indonesia

Ore treated ('000 tonnes)		17,175	16,424	17,943				45,914
					10,403	17,567	43,956
Average mill head grades:

Copper (%)		0.63	0.66	0.66				0.70
					0.73	0.73	0.61
Gold (g/t)		0.46	0.59	0.52				0.58
					0.53	0.68	0.60
Silver (g/t)		1.81	2.43	2.15				2.49
					3.65	2.14	1.81
Production of metals in concentrates:

Copper in concentrates ('000 tonnes)		93.7	94.1	103.0				283.0
					65.2	114.9	232.9
Gold in concentrates ('000 ounces)		187	227	218				663
					135	310	661
Silver in concentrates ('000 ounces)		624	865	812				2,014
					509	693	1,727
Sales of payable metals in concentrates: (c)

Copper in concentrates ('000 tonnes)		88.8	92.3	89.8				271.1
					71.6	109.6	233.2
Gold in concentrates ('000 ounces)		178	224	192				636
					150	294	696
Silver in concentrates ('000 ounces)		469	670	563				1,541
					452	527	1,401

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2013 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 3Q 2013 until the release of its 2013 third-quarter results on 22 October 2013.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

COPPER & GOLD (continued)

Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%
Utah, US

Gold produced ('000 ounces)		0.0	0.8	0.0				0.4
					0.4	0.0	0.4
Bingham Canyon mine	100.0%

Utah, US

Ore treated ('000 tonnes)		10,268	11,001	11,733				30,518
					8,192	10,593	33,131
Average ore grade:

Copper (%)		0.47	0.60	0.47				0.54
					0.54	0.62	0.37
Gold (g/t)		0.20	0.19	0.18				0.19
					0.15	0.22	0.21
Silver (g/t)		2.12	2.34	2.42				2.96
					2.18	4.16	2.14
Molybdenum (%)		0.039	0.027	0.033				0.030
					0.022	0.034	0.044
Copper concentrates produced ('000 tonnes)		190	267	223				627
					170	235	486
Average concentrate grade (% Cu)		22.5	22.1	21.7				23.3
					23.0	25.2	21.2
Production of metals in copper concentrates:

Copper ('000 tonnes) (b)		42.9	59.3	48.2				146.5
					39.2	59.1	103.9
Gold ('000 ounces)		48	48	46				133
					31	56	152
Silver ('000 ounces)		502	624	663				1,947
					431	852	1,462
Molybdenum concentrates produced ('000 tonnes):		5.0	2.2	3.5				7.6
					1.7	2.4	16.0
Molybdenum in concentrates ('000 tonnes)		2.5	1.1	1.8				3.9
					0.9	1.2	8.3

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b) Includes a small amount of copper in precipitates.

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		227	285	245				624
					123	256	544
Copper anodes produced ('000 tonnes) (a)		55.1	63.3	50.6				135.1
					30.1	54.3	104.5
Production of refined metal:

Copper ('000 tonnes)		45.3	59.9	50.4				135.9
					39.2	46.3	102.8
Gold ('000 ounces) (b)		46	78	60				145
					44	40	201
Silver ('000 ounces) (b)		357	810	672				1,525
					457	395	1,640

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

COPPER & GOLD (continued)
Northparkes Joint Venture (a)	80.0%

New South Wales, Australia

Ore treated ('000 tonnes)		1,468	1,393	1,419				4,488
					1,542	1,528	4,258
Average ore grade:

Copper (%)		1.04	1.09	1.06				1.04
					1.02	1.04	1.07
Gold (g/t)		0.50	0.52	0.49				0.47
					0.47	0.45	0.53
Copper concentrates produced ('000 tonnes)		38.8	39.1	39.7				126.6
					42.8	44.2	116.8
Contained copper in concentrates:

Saleable production ('000 tonnes)		13.4	13.5	13.3				41.6
					14.0	14.3	40.4
Sales ('000 tonnes) (b)		11.3	12.1	10.7				30.8
					11.3	8.9	31.7
Contained gold in concentrates:

Saleable production ('000 ounces)		17	18	17				52
					17	17	54
Sales ('000 ounces) (b)		15.3	16.3	14.9				39.3
					13.4	11.0	44.0

(a) In July 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 80% interest in Northparkes.

(b) Rio Tinto's 80% share of material from the Joint Venture.

Turquoise Hill Resources

Oyu Tolgoi mine (a)	33.5%

Mongolia

Ore Treated ('000 tonnes)		-	-	-	4,430	8,052	-	12,482
Average mill head grades:

Copper (%)		-	-	-				0.45
					0.42	0.47	-
Gold (g/t)		-	-	-				0.33
					0.27	0.36	-
Silver (g/t)		-	-	-				1.36
					1.31	1.39	-
Copper concentrates produced ('000 tonnes)		-	-	-				160.5
					50.2	110.3	-
Average concentrate grade (% Cu)		-	-	-				27.2
					26.1	27.7	-
Production of metals in concentrates:

Copper in concentrates ('000 tonnes)		-	-	-				43.7
					13.1	30.6	-
Gold in concentrates ('000 ounces)		-	-	-				83
					21	62	-
Silver in concentrates ('000 ounces)		-	-	-				281
					85	196	-
Sales of metals in concentrates:		-	-	-				-
					-	-	-
Copper in concentrates ('000 tonnes)		-	-	-				-
					-	-	-
Gold in concentrates ('000 ounces)		-	-	-				-
					-	-	-
Silver in concentrates ('000 ounces)		-	-	-				-
					-	-	-

(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

COPPER & GOLD (continued)

Palabora (a)	0.0%

Palabora Mine
South Africa

Ore Treated ('000 tonnes)		981	2,434	2,139				4,360
					2,221	-	6,791
Average ore grade: copper (%) (b)		0.63	0.57	0.56				-
					0.58	-	0.60
Copper concentrates produced ('000 tonnes)		20.3	43.7	35.5				83.2
					47.7	-	126.5
Average concentrate grade: copper (%)		27.3	27.8	28.4				26.7
					25.3	-	29.2
Copper in concentrates ('000 tonnes)		5.5	12.1	10.1				22.2
					12.1	-	36.9
Palabora smelter/refinery

New concentrate smelted on site ('000 tonnes)		6.1	43.6	54.2				111.3
					57.1	-	113.5
New copper anodes produced ('000 tonnes)		1.2	10.9	14.1				27.3
					13.2	-	29.7
Refined new copper produced ('000 tonnes)		4.7	8.8	13.0				25.8
					12.9	-	32.1
Gold in Anode Slimes ('000 tonnes)		1.1	3.8	2.8				5.5
					2.6	-	7.1
By-products:

Magnetite concentrate ('000 tonnes)		1,475	1,428	1,146				2,628
					1,482	-	3,851
Nickel contained in products (tonnes)		2	3	6				17
					11	-	29
Vermiculite plant

Vermiculite produced ('000 tonnes)		27	30	32				73
					41	-	103

(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

(b) Includes some higher grade slag processed in 3Q 2012.

DIAMONDS

Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,728	1,822	1,533	1,929	2,088	5,189	5,550
AK1 diamonds produced ('000 carats)		2,454	2,010	1,990				8,205
					3,130	3,085	6,461

(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.

Diavik Diamonds	60.0%
Northwest Territories, Canada

Ore processed ('000 tonnes)		525	466	503				1,577
					526	548	1,592
Diamonds recovered ('000 carats)		1,933	1,901	1,946				5,176
					1,559	1,672	5,329
Murowa Diamonds	77.8%

Zimbabwe

Ore processed ('000 tonnes)		142	154	153				420
					122	145	388
Diamonds recovered ('000 carats)		119	126	101				279
					88	90	277

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

Iron Ore

Rio Tinto Iron Ore

Western Australia
Pilbara Operations

Saleable iron ore production ('000 tonnes)

Hamersley - Paraburdoo, Mt Tom Price, Marandoo,

Yandicoogina, Brockman and Nammuldi	100.0%	33,832	33,022	30,775
					32,945	33,707	93,608	97,427
Hamersley - Channar	60.0%	2,224	3,055	2,905
					2,904	2,546	7,892	8,355
Hamersley - Eastern Range	(a)	2,297	2,424	2,508
					2,460	2,571	6,878	7,539
Hope Downs	50.0%	8,048	7,367	7,737
					7,932	9,007	23,426	24,676
Robe River - Pannawonica (Mesas J and A)	53.0%	8,513	9,246	7,383	8,352		23,058	24,647
						8,912
Robe River - West Angelas	53.0%	8,037	7,183	6,479
					7,451	7,528	22,221	21,458

Total production ('000 tonnes)		62,949	62,297	57,787	62,044	64,271	177,083	184,102

Breakdown of total production:
Pilbara Blend Lump		15,890	15,748	15,099
					16,641	16,845	46,503	48,585
Pilbara Blend Fines		24,023	22,831	23,154	23,780		67,302	71,653
						24,719
Robe Valley Lump		2,622	3,057	2,363
					2,616	3,129	7,488	8,108
Robe Valley Fines		5,890	6,189	5,021
					5,735	5,783	15,570	16,539
Yandicoogina Fines (HIY)		14,524	14,473	12,150
					13,272	13,795	40,220	39,217

Breakdown of total sales:
Pilbara Blend Lump		14,014	13,740	12,472	13,356		39,329	40,236
						14,408
Pilbara Blend Fines		24,856	25,157	22,753
					23,437	26,177	68,535	72,367
Robe Valley Lump		2,290	2,651	2,019
					1,982	2,794	6,449	6,795
Robe Valley Fines		6,260	6,707	4,645
					5,637	6,298	16,293	16,580
Yandicoogina Fines (HIY)		13,601	14,668	12,833	12,056		39,179	39,465
						14,576

Total sales ('000 tonnes) (b)		61,020	62,923	54,722	56,468	64,253	169,784	175,443

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada

Saleable iron ore production:

Concentrates ('000 tonnes)		1,570	1,438	1,357	1,849		2,953	4,991
						1,785
Pellets ('000 tonnes)		2,466	2,475	2,064	2,138		7,213	6,424
						2,222
Sales:

Concentrates ('000 tonnes)		1,723	1,316	939
					2,245	1,481	2,921	4,665
Pellets ('000 tonnes)		2,774	2,517	1,648
					2,582	2,289	7,367	6,519

Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		66,985	66,210	61,209	66,030		187,249	195,517
						68,278
Iron Ore Sales ('000 tonnes)		65,517	66,756	57,310
					61,294	68,023	180,072	186,627

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2012	2012	2013	2013	2013	2012	2013

SALT

Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)	2,686		2,454	2,319
					2,444	2,320	7,541	7,082

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%

Canada and South Africa (a)

(Rio Tinto share) (b)

Titanium dioxide feedstock ('000 tonnes)	401		450	427	461	373	1,145	1,261

(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.

(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd

Ranger mine	68.4%
Northern Territory, Australia

U3O8 Production ('000 lbs)	2,895	2,690	1,974	2,034	1,270	5,614	5,279
Rössing Uranium Ltd	68.6%

Namibia

U3O8 Production ('000 lbs)	1,650	1,477	1,434
				1,423	1,383	4,473	4,239

Rio Tinto percentage interest shown above is at 30 September 2013. The data represent full production and sales on a 100% basis unless otherwise stated.